UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 4

to

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to the República Oriental del Uruguay’s (“Uruguay”) Annual Report on Form 18-K for the year ended December 31, 2023 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibit:

Exhibit 1	Recent Developments

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 6th day of February, 2025.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Azucena Arbeleche
Azucena Arbeleche
Minister of Economy and Finance,
República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Recent Developments